Exhibit 99.1

EuroZinc Mining Corporation

RESTATED FIRST QUARTER REPORT

For the three months ended March 31, 2005 and 2004

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(in thousands of US dollars)

	March 31,	December 31,
	2005	2004
(Unaudited)(Restated)
(Restated)
(Note 10)
ASSETS
Current
Cash and cash equivalents	$44,802	$29,245
Accounts receivable	53,750	35,065
Inventories	12,420	17,122
Prepaid expenses and other current assets	2,718	3,507
Total Current Assets	113,690	84,939
Restricted cash	18,000	19,209
Property, plant and equipment (Notes 2 and 3)	307,779	279,189
Future income tax asset	18,196	31,671
Deferred financing costs	4,572	4,851
Total Assets	$462,237	$419,859

LIABILITIES
Current
Accounts payable and accrued liabilities	$42,909	$32,378
Taxes payable	13,974	18,803
Loan payable	10,000	10,000
Current portion of copper put premiums	2,560	2,572
Current portion of long-term debt (Note 4)	23,003	15,403
Total Current Liabilities	92,446	79,156
Long-term debt (Note 4)	108,277	103,939
Net derivative instruments liability (Note 5)	29,526	29,258
Aljustrel production liabilities	14,567	15,755
Asset retirement obligations	53,179	52,605
Other obligations upon mine closure	1,855	1,900
Total Liabilities	299,850	282,613

SHAREHOLDERS' EQUITY
Share capital (Note 6)	143,550	128,386
Fair value of options and warrants	4,279	4,114
Currency translation account	1,131	10,296
Retained earnings (deficit)	13,427	(5,550)
Total Shareholders' Equity	162,387	137,246

Total Liabilities and Shareholders' Equity	$462,237	$419,859

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except for per share amounts)

	For the three months ended
	March 31,
	2005	2004
(Restated)(Note 1)
(Note 10)

Revenues	$63,412	$-
Operating costs	30,248	-
Accretion of asset retirement obligations	573	-
Depreciation, amortization and depletion	3,563	17
Operating profit	29,028	(17)

Expenses
General and administration	1,205	237
Interest and accretion of long-term debt	2,262	180
Financing costs	1,716	-
Stock-based compensation (Note 6(b))	325	-
Foreign exchange gain	(1,742)	(84)
Interest and other income	(375)	(63)
Unrealized loss on derivative instruments (Note 5)	878	-
	4,269	270

Income (loss) before taxes	24,759	(287)
Current income tax	4,623	-
Future income tax	1,159	-
Net income (loss) for the period	$18,977	$(287)

Earnings (loss) per share - basic - CDN$	$0.05	$-
Earnings (loss) per share - basic - USD	$0.04	$-
Earnings (loss) per share - diluted - CDN$	$0.04	$-
Earnings (loss) per share - diluted - USD	$0.04	$-
		-
Weighted average number of shares outstanding - basic	504,976	262,708
Weighted average number of shares outstanding - diluted (Note 7)	522,090	262,708

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at March 31, 2005
(Unaudited - in thousands of US dollars and shares in thousands)

			Fair Value
			of Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Account	(Deficit)	Total
Balance, December 31, 2003	255,494	$46,228	$-	$135	$(20,735)	$25,628
Issued for cash, net of issue costs	205,800	76,373	-	-	-	76,373
Issued on exercise of stock options	2,200	315	-	-	-	315
Issued on exercise of warrants	16,042	5,046	-	-	-	5,046
Stock based compensation		424	4,114	-	-	4,538
Effect of foreign currency translation		-	-	10,161	-	10,161
Effect of change in accounting policy		-	-	-	(497)	(497)
Net income for the year		-	-	-	15,682	15,682
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(5,550)	137,246
Issued on exercise of stock options	1,520	694	(160)	-	-	534
Issued on exercise of warrants	37,300	14,470	-	-	-	14,470
Stock based compensation		-	325	-	-	325
Effect of foreign currency translation		-	-	(9,165)	-	(9,165)
Net income for the period - Restated		-	-	-	18,977	18,977
Balance, March 31, 2005 (Restated) (Note 10)	518,356	$143,550	$4,279	$1,131	$13,427	$162,387

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	For the three months ended
	March 31,
	2005	2004
(Restated)(Note 1)
(Note 10)
Cash flow from (used by) operating activities
Net income (loss) for the period	$18,977	$(287)
Non-cash items:
Depreciation, depletion and amortization	3,563	17
Financing costs	1,716	-
Accretion expense	985	164
Stock-based compensation	325	-
Future income tax	1,159	-
Unrealized loss on derivative instruments	878	-
Other	56	(126)
	27,659	(232)
Changes in non-cash working capital items	(7,849)	7
	19,810	(225)

Cash flow used by investing activities
Property, plant and equipment expenditures	(4,968)	(14,500)
Purchase of price participation rights (Note 2)	(26,000)	-
	(30,968)	(14,500)

Cash flow from (used by) financing activities
Shares issued for cash	15,004	21,248
Share subscriptions received	-	2,117
Deferred financing costs	(1,406)	-
Aljustrel production liability payments	(698)	-
Repayment of copper put premiums	(1,035)
Loan proceeds	77,667	-
Loan repayments	(63,280)	(2)
	26,252	23,363

Effect of exchange rate changes on cash and cash equivalents	463	(4)

Increase in cash and cash equivalents during the period	15,557	8,634
Cash and cash equivalents, beginning of period	29,245	4,266
Cash and cash equivalents, end of period	$44,802	$12,900

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2005

(Unaudited – Tabular amounts are in thousand of US dollars, except for number of shares, price per share and per share amount)

1.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as our most recent annual financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (“VIE”) effective for the Company’s first quarter commencing January 1, 2005 whereby the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.  Accordingly, these financial statements should be read in conjunction with the Company’s 2004 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

The Company adopted the US dollar as its reporting currency in fiscal year 2004 and restated the amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (CDN$ average rate for US$1.00 – 2005: 1.2262; 2004: 1.3191) (Euro average rate for US$1.00 – 2005: 1.3124) and assets and liabilities were translated at the closing rates in effect at the end of each period (CDN$ for US$1.00 - 2005: 1.2096; 2004: 1.3113) (Euro for US$1.00 – 2005: 1.2916).

2.

BUSINESS ACQUISITION - RESTATED

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353,000 (128,041,000 Euros).

The acquisition agreement also provided the vendors with additional consideration (“Price Participation Payments”) on 50 percent of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date.  Subsequently, the Price Participation Payments were purchased from the vendors for $48,000,000, of which $22,000,000 was paid on December 22, 2004 and $26,000,000 was paid on January 28, 2005.  The effective date of this purchase was October 1, 2004.  Prior to September 30, 2004, the Company had made a price participation payment of $10,526,000 to the vendors.  This payment and the purchase of the Price Participation Payments were added to the purchase price.

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$28,867
Property, plant and equipment	138,389
Mineral properties	80,174
Mine development	30,796
Future income tax asset	7,344
Restricted cash	15,962
301,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$214,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$154,353
Additional consideration paid to September 30, 2004	10,526
Purchase of Price Participation Payments paid to December 31, 2004	22,000
Purchase of Price Participation Payments paid to January 28, 2005	26,000
Acquisition costs	3,442
Less: cash acquired	(1,906)
Total purchase price	$214,415

3.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	March 31, 2005			December 31, 2004
Accumulated			Accumulated
depreciationdepreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$92,463	$2,650	$89,813	$56,122	$1,931	$54,191
Aljustrel	11,545	-	11,545	11,594	-	11,594
Crypto	288	-	288	288	-	288
	104,296	2,650	101,646	68,004	1,931	66,073
Plant and equipment
Neves-Corvo	157,919	12,964	144,955	162,447	11,264	151,183
Aljustrel	6,745	263	6,482	6,823	247	6,576
Other	137	75	62	110	71	39
	164,801	13,302	151,499	169,380	11,582	157,798
Development and other
Neves-Corvo	27,316	435	26,881	28,807	-	28,807
Aljustrel	25,403	-	25,403	24,034	-	24,034
Malhadinha	2,332	-	2,332	2,459	-	2,459
Crypto	18	-	18	18	-	18
	55,069	435	54,634	55,318	-	55,318

Total	$324,166	$16,387	$307,779	$292,702	$13,513	$279,189

4.

LONG-TERM DEBT

Long-term debt consists of:

	March 31,	December 31,
	2005	2004
Somincor bonds - 2005 to 2009	$34,874	$36,777
Collateralized term loan	-	50,000
Somincor commercial notes	51,664	-
Price participation loan	35,401	22,000
Capital lease obligations	4,619	5,260
Deferred employee housing sales	704	740
EU interest free investment loan	4,018	4,565
Total	131,280	119,342
Less: current portion	(23,003)	(15,403)
	$108,277	$103,939

During the three months ended March 31, 2005, the Company:

a)

Wholly-owned subsidiary, Somincor, entered into an unsecured, three-year commercial paper facility for the issuance of up to 40,000,000 Euros (US$51,664,000) of commercial notes (the “Notes”) with European banking syndicate, maturing on March 31, 2008.  These Notes have variable maturities of up to one-year from date of issuance and bear interest at EURIBOR plus a floating rate, based on a net debt to EBITDA ratio:

Floating

EBITDA Ratio

Rate

Less than 0.35:1

0.55%

Between 0.36 and 0.79:1

0.70%

Equal to or more than 0.80:1

0.85%

EBITDA ratio is calculated as earnings before interest, tax, depreciation and amortization as a percentage of net cash flow.

These Notes were issued to repay the $50,000,000 collateralized term loan.

b)

Borrowed the remaining $26,000,000 of the $48,000,000 Price Participation credit facility. This facility bears interest at LIBOR plus a margin of 3.5 percent and is repayable by quarterly payments commencing January 31, 2005.  Quarterly payments are equal to the greater of the Price Participation Payments or $10,000,000 for first installment and $5,000,000 thereafter.  On January 31, 2005, the Company made its first quarterly repayment of $12,600,000.

Proceeds from this facility were to complete the acquisition of the Price Participation Rights from the vendors of the Neves-Corvo mine.

5.

NET DERIVATIVE INSTRUMENTS LIABILITY - RESTATED

As at March 31, 2005, net derivative instruments liability is comprised of:

		March 31, 2005		December 31, 2004
			Cumulative		Cumulative
			Unrealized		Unrealized
	Cost	Fair Value	Gain (Loss)	Fair Value	Gain (loss)
Copper put options	$ 21,241	$ 2,663	$ (18,578)	$ 4,172	$ (17,069)
Copper calls and puts	-	(15,001)	(15,001)	(14,623)	(14,623)
Interest rate swaps - $50 million	-	124	124	(436)	(436)
Forward foreign exchange contracts	-	442	442	-	-
	21,241	(11,772)	(33,013)	(10,887)	(32,128)
Copper put premiums		(20,314)	-	(20,943)	-
	21,241	(32,086)	(33,013)	(31,830)	(32,128)
Less current portion of copper put premiums		2,560	-	2,572	-
	$ 21,241	$ (29,526)	$ (33,013)	$ (29,258)	$ (32,128)

During the three months ended March 31, 2005, the Company entered into forward foreign exchange contracts to purchase 26,000,000 Euros at a rate of US$1.2850 per Euro and $26,000,000 of Euros equivalent at a rate of US$1.3000 per Euro to December 31, 2005.

6.

SHARE CAPITAL

Authorized: 1,000,000,000 common shares without par value

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
	Shares	Amount
Balance, December 31, 2004	479,536,778	$ 128,386
Issued on exercise of stock options	1,520,000	534
Issued on exercise of share purchase warrants	37,300,042	14,470
Fair value of options and warrants transferred	-	160
Balance, March 31, 2005	518,356,820	$ 143,550

b)

Stock Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the option is granted.  The stock options granted vest immediately and have a maximum term of up to five years.

Stock option transactions during the three months ended March 31, 2005 were as follows:

		Weighted
		Average
		Exercise
		Price
	Options	(CDN$)
Balance, December 31, 2004	14,910,000	$ 0.48
Granted	1,300,000	0.89
Exercised	(1,520,000)	0.43
Balance, March 31, 2005	14,690,000	$ 0.52

During the three months ended March 31, 2005, the Company granted 1,300,000 incentive stock options, which vest immediately, at an exercise price of CDN$0.89 per share and expiring on March 17, 2010.   The Company recognized a stock-based compensation expense of $325,000 in the current period, which approximates its fair value.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life – 2.5 years; risk free interest rate – 3.6 percent; expected volatility – 51 percent; and no dividend yield.

The following table summarizes information concerning stock options outstanding as at March 31, 2005:

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)
$0.15 - $0.36	2006	290,000	1.6
$0.10	2007	3,240,000	2.7
$0.060 - $0.66	2009	9,860,000	4.4
$0.89	2010	1,300,000	5.0
		14,690,000	4.0

c)

Share Purchase Warrants

The following table summarizes information concerning share purchase warrants outstanding as at March 31, 2005:

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)
$0.25 - $0.60	2005	15,521,240	0.2
$0.60 - $0.75	2006	12,695,005	0.4
		28,216,245	0.6

During the three months ended March 31, 2005, the Company issued 37,300,042 common shares for proceeds of $14,470,000 pursuant to the exercise of share purchase warrants.

7.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share have been calculated using the weighted average number of shares outstanding during the period. The diluted earnings per share is calculated using the treasury stock method which assumes options and warrants, with an exercise price lower than the average quoted market price, are exercised at the later of the beginning of the reporting period, or time of issue.  The proceeds from such options are then used to buy back the Company’s shares at the average price during the reporting period. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common share were not included in the calculation of diluted earnings per share as the effect would have been anti-dilutive.  The average quoted market price during the three months ended March 31, 2005 was CDN$0.86 per common share.

Weighted average number of shares outstanding – Basic

504,975,731

Incremental common shares issued on assumed exercise of

   options and warrants

17,114,279

Weighted average shares outstanding –Diluted

522,090,010

Diluted earnings per common share data was not presented for 2004, as the exercise of options would not have been dilutive for 2004.

8.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2005, the Company paid $54,000 (2004 - $110,000) for consulting fees and other expenses to corporations with directors and officers in common.

9.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not necessary.

10.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.  Furthermore, the Company needed to restate an error in recording derivatives at fair value as well as the related consequences.

The effect of this restatement on the Company’s consolidated financial statements for the first quarter ended March 31, 2005 is summarized as follows:

	Previously Reported	Adjustment	Restated

Consolidated Balance Sheets
Total assets	$462,132	$105	$462,237
Total liabilities	299,916	(66)	299,850
Shareholders' equity	$162,216	$171	$162,387

For the three months ended March 31, 2005
Consolidated Statements of Operations
Income before income taxes	$25,839	$(1,080)	$24,759
Current income taxes	(5,786)	1,163	(4,623)
Future income taxes	(1,495)	336	(1,159)
Net income for the period	$18,558	$419	$18,977